FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               February 02, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: February 02, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






Smith & Nephew - Finance Director Appointment


2 February 2006


Smith & Nephew plc (LSE: SN, NYSE: SNN) the global medical technology business announces today that after 15 years as Finance Director Peter Hooley will retire in mid 2006. Peter has made a major contribution to the development of the business, both strategically and financially. The board is deeply appreciative of his dedication to the business and his achievements in increasing shareholder value.

The Board has conducted a thorough search process and is pleased to announce that Adrian Hennah, currently Chief Financial Officer of Invensys plc, will be appointed to the board as Finance Director in June 2006.

Chris O'Donnell, Chief Executive of Smith & Nephew commenting on this appointment said "Peter and I have worked closely together since he first joined Smith & Nephew and in particular during the successful restructuring of the Group. His wise counsel and deep understanding of the business have played a major part in growing Smith & Nephew into a worldwide leader in the medical devices sector.

Adrian Hennah has all the characteristics we were looking for in a new Finance Director. He brings a combination of industrial and international experience, as well as deep financial skills. I welcome Adrian to the Board, to Smith & Nephew, and the talent and strength he will bring."

There are no details relating to the appointment of Adrian Hennah that are required to be disclosed pursuant to paragraph 9.6.13 (1-6) of the Listing Rules.


Enquiries

 Investors
 Sir Christopher O'Donnell                    Tel:          +44 (0) 20 7401 7646
 Group Chief Executive
 Smith & Nephew

 Investors / Media
 Liz Hewitt                                   Tel:          +44 (0) 20 7401 7646
 Group Director Corporate Affairs
 Smith & Nephew


About Adrian Hennah

Adrian Hennah (47) MA (Cantab) qualified with Price Waterhouse and worked as a management consultant for them before joining Glaxo in 1984 where his early roles included UK Finance and IT Director. He continued his career at Glaxo as General Manager at Allen & Hanbury's and Director of Glaxo UK then acting as the global integration team leader for the Glaxo and Wellcome merger. Following this he then spent some time based in the US as SVP Finance and Operations for the research and development operations of the merged business before becoming Chief Financial Officer of Glaxo Wellcome Inc. During the merger with SmithKline Adrian jointly led the integration team before becoming SVP Finance for GlaxoSmithKline R&D in 2001. He joined Invensys plc as Chief Financial Officer in 2002.


About Smith & Nephew

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world generating annual sales of GBP1.25 billion.